Lockheed Martin Corporation

6801 Rockledge Drive, Bethesda, MD 20817

Telephone 301-897-6177    Facsimile 301-897-6587

E-mail: david.dedman@lmco.com

David Dedman

Vice President and Associate General Counsel

June 27, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	Lockheed Martin Corporation
Registration Statement on Form S-4 (File No. 333-172431)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lockheed Martin Corporation, a Maryland corporation (the “Corporation”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-172431) (the “Registration Statement”) and declare the Registration Statement effective as of June 28, 2011 at noon, Washington, D.C. time, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Corporation from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 27, 2011

Please call the undersigned at (301) 897-6177 or Glenn Campbell of Hogan Lovells US LLP at (410) 659-2709 with any questions.

LOCKHEED MARTIN CORPORATION

By:	/s/ David A. Dedman
David A. Dedman Vice President & Associate General Counsel

cc:	Glenn Campbell
Hogan Lovells US LLP